May 26, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
 Attention:  Benjamin Meeks

Re:         WFN Credit Company, LLC
 Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File Nos. 333-166240, 333-188583 and 333-189182
Central Index Key Number of Depositor: 0001139552

Ladies and Gentlemen:

We are writing on behalf of our client WFN Credit Company, LLC (the "Depositor"), in response to the comment received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of the Depositor's Form 10-K referenced above (the "2015 10-K").

Pursuant to our conversation with the Staff, on behalf of the Depositor, we confirm the following matters.

Servicing criterion 1122(d)(3)(i) is applicable to the activities Comenity Servicing LLC performs with respect to the platform referenced in its servicing assessment filed with the 2015 10-K only as it relates to Comenity Servicing's obligation to perform the activities described in clauses (A) through (C) thereof.  Clause (D) of servicing criterion 1122(d)(3)(i), which requires an assessment of whether reports to investors, including those to be filed with the Commission, agree with investors' or the trustee's records as to the total unpaid principal balance and number of pool assets serviced by the servicer, is not applicable to the activities performed by any of the parties participating in the servicing function with respect to World Financial Network Credit Card Master Note Trust (the "Issuing Entity'), including Comenity Servicing LLC, Comenity Bank and MUFG Union Bank, N.A. (the "Trustee").  This servicing criterion is not applicable to the Issuing Entity because neither investors nor the Trustee maintain records as to the total unpaid principal balance and number of pool assets serviced by the Servicer, therefore no comparison is made between the reports to investors and any other records.

The Depositor acknowledges that when The Bank of New York Mellon Trust Company, N.A. ("BNYMTC") acted as trustee for the Issuing Entity and provided assessments of compliance with the servicing criteria for the 10-K for the fiscal year ended December 31, 2012 and fiscal years prior thereto, BNYMTC marked servicing criterion 1122(d)(3)(i) as applicable, including clause (D).  We note that the assessment of BNYMTC filed by the Depositor included a platform level assessment for publicly-issued asset-backed securities issued on or after January 1, 2006 and like-kind transactions issued prior to January 1, 2006 that are subject to Regulation AB for which The Bank of New York Mellon (formerly The Bank of New York), BNY Mellon Trust of Delaware (formerly BNYM (Delaware)) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.) (collectively, "BNY") provided trustee, securities administration or paying agent services, as defined and to the extent applicable in the transaction agreements, other than residential mortgage-backed securities and other mortgage-related asset-backed securities. BNY performed these roles for numerous securitization transactions and did not note in its assessment of servicing compliance furnished to the Depositor which of the criteria were applicable to particular securitization transactions.  Although the Depositor did not participate in the preparation of any assessment of compliance furnished by BNY to the Depositor and has not discussed this response letter with BNY, the Depositor does not have reason to believe that BNY performed activities relating to clause (D) with respect to the Issuing Entity.

In future 10-K filings, Comenity Servicing LLC, to the extent it takes responsibility for only clauses (A) through (C) of servicing criterion 1122(d)(3)(i), will explain why clause (D) is not applicable, in a footnote to its assessment to the following effect or will provide such other explanation applicable at the time of filing:

"Servicing criterion 1122(d)(3)(i) is applicable to the activities the Company performs with respect to the Platform only as it relates to the Company's obligation to perform the activities described in clauses (A) through (C) thereof.   Clause (D) of servicing criterion 1122(d)(3)(i) is not applicable to the activities performed by the Company because neither investors nor the Trustee maintain records as to the total unpaid principal balance and number of pool assets serviced by the Company other than the investor reports."

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We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Cynthia Hageman at (214) 494-3834 or Julie Gillespie of Mayer Brown LLP at (312) 701-7132.

Sincerely,

/s/ Julie Gillespie
Julie Gillespie
Mayer Brown LLP